United States securities and exchange commission logo





                           November 30, 2021

       Pijun Liu
       Chief Executive Officer
       WeTrade Group, Inc.
       No 1 Gaobei South Coast
       Yi An Men 111 Block 37, Chao Yang District
       Beijing City, People Republic of China 100020

                                                        Re: WeTrade Group, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed October 22,
2021
                                                            File No. 333-252149

       Dear Mr. Liu:

              We have reviewed your amended registration statement and have the following comment. In comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2021 letter.

       Amendment No. 5 to Registration Statement on Form S-1

       Cover Page

   1. We note your response to prior comment 1. Please disclose on the cover page that there has been no
distribution of dividends or assets between you and your subsidiaries.
 Pijun Liu
FirstName LastNamePijun   Liu
WeTrade Group,  Inc.
Comapany 30,
November  NameWeTrade
              2021        Group, Inc.
November
Page 2    30, 2021 Page 2
FirstName LastName
        Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Yarona L. Yieh, Esq.